August 11, 2006

Board of Directors
Juniper Partners Acquisition Corp.
56 West 45th Street, Suite 805
New York, NY 10036

Members of the Board:

We understand that Juniper Partners Acquisition Corp. (the ‘‘Company’’) and Firestone Communications, Inc. (‘‘Firestone’’) are considering entering into a transaction (the ‘‘Proposed Transaction’’) pursuant to which the Company and Firestone expect to enter into a definitive Agreement and Plan of Merger (the ‘‘Agreement’’), which shall provide for the merger of Firestone with a wholly-owned subsidiary of the Company whereby Firestone will be the surviving corporation and a wholly-owned subsidiary of the Company (the ‘‘Merger’’), through an exchange of all the issued and outstanding shares of capital stock of Firestone for shares of common stock, par value $0.0001, of the Company (‘‘Company Common Stock’’) and warrants to purchase additional shares of Company Common Stock as more fully described in the draft of the Agreement dated as of August 10, 2006 (the ‘‘Merger Consideration’’).

We have been requested by the Board of Directors of the Company to render our opinion with respect to (i) the fairness, from a financial point of view, to the shareholders of the Company of the Merger Consideration to be paid by the Company in the Merger, and (ii) whether the fair market value of Firestone is at least equal to 80% of the net assets of the Company at the time the Agreement is executed (the ‘‘Opinion’’). We have not been requested to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at the Opinion, we have reviewed and analyzed and relied upon, among other things:

1.	A draft of the Agreement, dated as of August 10, 2006;

2.	Publicly available information concerning the Company that we believe to be relevant to our analysis, including, without limitation, the Company's 10-Qs and 10-K for the past fiscal year;

3.	Certain financial and operating information with respect to the respective businesses, operations, and prospects of the Company and Firestone, respectively, including historical financial statements, as well as financial and operating projections furnished by the management of Firestone;

4.	The historical market prices and trading volumes of the Company's publicly traded securities from July 15, 2005 to the present and a comparison of its trading history with those of other publicly-traded companies that we deemed relevant;

5.	A comparison of the historical financial results and present financial condition of Firestone with each other and with those of other publicly-traded companies that we deemed relevant;

6.	A comparison of the financial terms of the Merger with the financial terms of certain other transactions that we deemed relevant;

7.	Published estimates of independent research analysts with respect to the future financial performance of companies comparable to Firestone;

8.	Net present values of the businesses, based on projected cash flows for Firestone on a stand-alone basis and as a combined company;

9.	The potential pro forma impact of the Merger on the capital structure and ownership of the Company;

10.	The views of the respective managements of the strategic impacts of the Merger on the business, operations, assets, financial condition, capital structure and strategic opportunities of the Company; and

11.	Such other information, financial studies, projections, estimates, analyses and investigations as we deemed relevant, including without limitation a report prepared by KPMG LLP dated August 8, 2006, and a letter appraisal prepared by Holt Media Group dated June 22nd and July 10th, 2006.

In arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Firestone that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and Firestone and related assumptions upon advice of the Company and Firestone, respectively, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Firestone as to the future financial performance of the combined company, and that the combined company will perform substantially in accordance with such projections.

With respect to all legal, accounting, and tax matters arising in connection with the Merger, we have relied without independent verification on the accuracy and completeness of the advice provided to the Company and Firestone by their legal counsel, accountants, and other financial advisers.

In arriving at this Opinion, Sanders Morris Harris Inc. (‘‘SMH’’) did not attribute any particular weight to any analysis or factor considered by it. Accordingly, SMH believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion

SMH has acted as a financial advisor to the Company in connection with the Merger and will receive a fee upon the delivery of this Opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. SMH has not performed investment banking services for the Company or Firestone in the past or received fees for other services. In the ordinary course of business, SMH or its affiliates may actively trade in the Company's securities for its own accounts and for the accounts of SMH's customers and, accordingly, may at any time hold a long or short position in such securities

This Opinion is for the use and benefit of the Board of Directors of the Company and is provided to the Board of Directors in connection with its consideration of the Merger. This Opinion does not address the Company's underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative acquisition opportunities or business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. In addition, we express no opinion as to the price at which shares of Company Common Stock actually will trade following announcement of the Merger.

Our Opinion is subject to, and qualified by, the assumptions and conditions contained or referenced herein and is based upon market, economic, financial and other conditions as they exist and can be evaluated on, and on the information available to us as of, the date of this letter. SMH has assumed for purposes of this Opinion that the Agreement has been executed as of the date of this letter. We assume no responsibility for updating or revising our Opinion based on circumstances or events occurring after the date hereof. The letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, provided, however, that SMH consents to the inclusion of the text of this Opinion in any notice or appropriate disclosure to the public shareholders of the Company and in any filing the Company is required by law to make.

Based upon and subject to the foregoing, it is our Opinion that, as of the date hereof, (i) the Merger Consideration to be paid by the Company in the Merger is fair, from a financial point of view,

to the shareholders of the Company, and (ii) the fair market value of Firestone is at least equal to 80% of the net assets of the Company at the time the Agreement is executed.

Very truly yours,
Sanders Morris Harris Inc.